GREEN PIER FINTECH LLC
(SEC I.D. No. 8-70700)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange
Act of 1934, as a PUBLIC DOCUMENT



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Green Pier Fintech LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Green Pier Fintech LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2023

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000; F: (813) 286 6000, www.pwc.com/us


GREEN PIER FINTECH LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
(Dollars in thousands)


ASSETS

Cash and segregated cash	$	197
Securities owned - at fair value		36,345
Receivable from clearing organizations		258
Other assets		16
Total Assets	$	36,816

LIABILITIES

Payable to Ultimate Parent, net	$	216
Payable to customers		1
Other payables		13
Total Liabilities		230

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY

Member's equity		36,586
Total Liabilities and Member's Equity	$	36,816


The accompanying notes are an integral part of the statement of financial condition.


1. Organization:

Green Pier Fintech LLC (the "Company"), a single member limited liability company, is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

Effective January 19, 2022, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is licensed to transact on Nasdaq, and various national and regional stock and option exchanges. The Company provides execution and clearance services related to equity securities for retail investors through its internally developed technology platform, which allows customers to access the service through web and mobile applications. The Company engages in securities transactions with broker dealer market makers on an agent basis in order to facilitate these transactions for its customers.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash and Segregated Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company's policy is to invest excess cash into money market funds, which are classified as securities owned in the statement of financial condition. Included in cash and segregated cash is $100 segregated to satisfy SEC rules regarding the protection of customer assets (see Note 6).

Receivable from Clearing Organizations

Receivable from clearing organizations includes amounts receivable for clearing deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. The amount of credit exposure is limited as a result of the daily settlement of these receivables. Based on the aging of this balance no reserve for credit loss has been recorded related to this receivable at December 31, 2022.

Other Assets and Other Payables

Other assets consists of prepaid registration fees. Other payables consists of amounts due related to state use tax and non-customer cash transactions.

2. Summary of Significant Accounting Policies, continued:

Payable to Customers

Payable to customers includes amounts related to cash transactions. The Company records customer transactions on a settlement date basis, which is generally two business days after trade date. Securities owned by customers are not reflected on the accompanying statement of financial condition.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of FMR or its Parent. The Company is not allocated income taxes by FMR or its Parent.

3. Securities Owned:

Securities owned – at fair value in the statement of financial condition at December 31, 2022 consists of $36,345 held in a money market fund managed by an affiliate.

4. Commitments and Contingencies:

From time to time in the ordinary course of business, the Company may be named as a defendant in legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. No such amounts were recognized at December 31, 2022.

The Company is a member of several exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

5. Disclosure About Fair Value of Financial Assets and Liabilities:

Valuation Hierarchy

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

(Dollars in thousands)

5. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Valuation Hierarchy, continued

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets include investments in Fidelity sponsored money market funds.
- The Company did not have any Level 1 financial liabilities at December 31, 2022.

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- The Company did not have any Level 2 financial assets or liabilities at December 31, 2022.

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- The Company did not have any Level 3 financial assets or liabilities at December 31, 2022.

Valuation Process and Techniques

There are three main approaches to measuring fair value of assets and liabilities: the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; the income approach, which uses valuation techniques to convert future amounts to a single, discounted amount; and the cost approach, which reflects the amount that would be required currently to replace the service capacity of an asset.

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's financial assets measured at fair value on a recurring basis at December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 36,345	$ -	$ -	$ 36,345
Total	$ 36,345	$ -	$ -	$ 36,345

During the year ended December 31, 2022, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

(Dollars in thousands)

5. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include receivable from clearing organizations, payable to customers and payable to Ultimate Parent, net which are classified as Level 2 within the fair value hierarchy, while cash and segregated cash is classified as Level 1 in the fair value hierarchy.

6. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is a member or licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2022 the Company had net capital of $35,843 which exceeded its minimum requirement by $35,593.

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 and/or other applicable regulations, which require the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash segregated for the exclusive benefit of customers at December 31, 2022. The amount of cash segregated for the exclusive benefit of customers was $100. On January 4, 2023 the Company was not required to make an additional deposit.

7. Transactions with Affiliated Companies:

Intercompany transactions with FMR and affiliated companies are charged or credited through an intercompany account with FMR and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. Under a master netting agreement with FMR, the Company may offset assets and liabilities which will ultimately be settled by FMR on behalf of the Company. The Company cash settles the payable to FMR periodically. The payable to FMR was $216 at December 31, 2022 and is included in the net payable to Ultimate Parent in the statement of financial condition.

8. Concentration of Credit Risk:

The Company provides brokerage, clearance and related services to a customer base primarily in the United States, including retail investors. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. Credit risk is limited as the Company only facilitates cash transactions.

9. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through February 24, 2023 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the statement of financial condition as of December 31, 2022.